UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):

[x] Form 10-K     [ ] Form 20-F  [ ] Form 11-K   [ ] Form 10-Q    [ ] Form N-SAR
and Form 10-KSB                                  and Form 10-QSB

For Period Ended: December 31, 1999

[  ] Transition Report on Form 10-K                           SEC FILE NUMBER
[  ] Transition Report on Form 20-F                               0-12724
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q                           CUSIP NUMBER
[  ] Transition Report on Form N-SAR                              080162100

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                Belmont Bancorp.
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               Full Name of Registrant (Former Name if Applicable)

                                 325 Main Street
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           Address of Principal Executive Offices (Street and Number)

                              Bridgeport, OH 43912
--------------------------------------------------------------------------------
                           (City, State and Zip Code)


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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10Q-SB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant is unable to timely file its annual report on Form 10-K for the year ended December 31, 1999 without unreasonable effort or expense due to two factors: (1) the additional time needed by the Registrant's new president and chief executive officer (who joined the Registrant in this capacity in December 1999) to review and assess the information proposed to be disclosed in the 10-K; and (2) the additional time needed by the Registrant to supply the information required by its new auditors (who were appointed as the Registrant's auditors in October 1999) to complete their audit of the Registrant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Robert A. Brown                   304                   233-1206
         -------------------          -------------           ---------------
         (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the


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     preceding  12 months or for such  shorter  period that the  registrant  was required to file such report(s) been filed? If answer is no, identify report(s).

                                    [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [x] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The financial results of the Registrant for 1999 reflect a period when the Registrant's Belmont National Bank subsidiary (the "Bank") faced one of the most serious challenges in its 153 year history. The resignation of the Bank's chief operating officer and senior lending officer in March 1999 followed by the closure in April 1999 and subsequent bankruptcy of Schwartz Homes, Inc., the Bank's largest commercial borrower, marked the beginning of a tumultuous year. In June, the Registrant's chief executive officer resigned, and the Board of Directors engaged an interim management group to provide executive management services and to assist in the recruitment of a new chief executive officer. Throughout 1999, the Bank's staff worked diligently to assess the magnitude of the losses associated with Schwartz Homes, Inc. and related consumer loans and to evaluate the entire commercial loan portfolio. The performance of the Registrant during 1999 was severely impacted by loan losses and additional overhead costs associated with interim management, legal services, and collection efforts. Loan charge-offs throughout 1999 reflected an ongoing assessment of a dynamic loan portfolio.

     Set forth below is a brief summary of Registrant's estimated results for 1999 compared to actual results for 1998 and 1997 (expressed in thousands, except per share data). The actual results for 1999 are subject to modification upon completion of the audit.


                                                1999        1998         1997

Income (loss) before income taxes             $(16,585)   $ (4,105)   $   7,366
Net income (loss)                             $(11,031)   $ (1,919)   $   5,945
Basic earnings (loss)                         $  (2.11)   $  (0.37)   $    1.13
       per common share
Return on average assets                         -2.8%       -0.5%          1.6%
Return on average common equity                 -57.7%       -5.8%         20.2%

                                Belmont Bancorp.
                                ----------------
                (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   By  /s/ Wilbur R. Roat
                                       -------------------------------------
                                           Wilbur R. Roat
                                           President and Chief Executive Officer

Date: March 30, 2000

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign n behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).